SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934



                            GOLD RESERVE CORPORATION
             (Exact name of registrant as specified in its charter)



                                     Montana
                     ---------------------------------------
                    (State of incorporation or organization)

                                   81-0266636
                     ---------------------------------------
                     (I.R.S. Employee Identification Number)

                            601 West Riverside Avenue
                         1940 Seafirst Financial Center
                               Spokane, Washington
                    ----------------------------------------
                    (Address of principal executive offices)

                                      99201
                    ----------------------------------------
                                   (Zip Code)


     Securities to be registered pursuant to Section 12(b) of the Act:


     Title of Each Class to be Registered: Rights to purchase common shares

     Name of Each Exchange on Which Each Class is to be Registered:
       NASDAQ Small-Cap System
       The Toronto Stock Exchange


     Securities to be registered pursuant to Section 12(g) of the Act:

     None
     (Title of Class)

     Item 1.  Description of Registrant's Securities to Be Registered.

     (a)  ADOPTION OF SHAREHOLDER RIGHTS PLAN

          Effective June 16, 1997, the Board of Directors of Gold Reserve Corporation (the "Corporation") authorized the issuance of one common share purchase right (a "Right") for each common share (the "Common Shares"), of the Corporation outstanding at the close of business on June 16, 1997, (the "Record Time"). Each Right entitles the registered holder to purchase from the Corporation one Common Share of the Corporation, upon the terms and subject to the conditions set forth in a Shareholder Rights Plan Agreement dated as of April 2, 1997 (the "Rights Agreement"), between the Corporation and Montreal Trust Company of Canada, as Rights Agent (the "Rights Agent").

          Each outstanding Common Share on June 16, 1997, will entitle the holder thereof to receive one Right. In addition, the Corporation will issue one Right for each Common Share that becomes outstanding between the Record Time and the Separation Time as defined in the Rights Agreement (or the earlier expiration or redemption of the Rights).

          As of June 16, 1997, there were 22,814,021 Common Shares outstanding. Also as of June 16, 1997, there were 4,169,011 Common Shares reserved for issuance upon the exercise of options granted or eligible to be granted under the Corporation's three stock option plans.

          The terms and conditions governing the Rights are set forth in the Rights Agreement filed herewith as Exhibit 1 and are summarized below.

          The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Corporation without proceeding by way of a "Permitted Bid" as defined in the Rights Agreement. The Rights should not interfere with any merger or other business combination approved by the Board of Directors and the shareholders of the Corporation since the Board of Directors may, at its option and with shareholder approval, at any time prior to the occurrence of a "Flip-in Event" (as defined below), redeem all but not less than all the then outstanding Rights at a redemption price of $0.00001 per Right.

          The Rights Plan is designated to give adequate time for the Corporation's shareholders to properly assess a bid without undue pressure and allow competing bids to emerge. The Rights Plan will also give the Corporation's Board of Directors time to consider alternatives designed to allow shareholders to receive full and fair value for their Common Shares and to provide the shareholders with equal treatment in a take-over bid. The Rights Plan is also intended to address the jurisdictional gap between the securities laws of Canada and those of the United States, which could form the basis for unequal treatment of shareholders. The Rights Plan will enhance the ability of the Board of Directors to negotiate with an acquiror on behalf of all of the shareholders. The Rights are not intended to prevent all takeovers and should not affect any prospective offeror willing to make a Permitted Bid.

     (b)  SUMMARY OF TERMS AND CONDITIONS OF THE RIGHTS

          The following is a general summary of the terms of the Rights Agreement governing the Rights as attached hereto as Exhibit 1. Capitalized terms used in this summary have the meaning given to them in the Rights Agreement.

          GENERAL. The Rights are issued pursuant to the Rights Agreement between the Corporation and the Rights Agent. Each Right entitles the registered holder thereof to purchase from the Corporation one Common Share at the price of $70.00 per share, subject to adjustments, at any time after the Separation Time.
          If a Flip-in Event occurs, each Right will entitle the registered holder to receive one Common Share at 50% of the average closing price of the Common Shares on the principal stock exchange on which the Common Shares are listed during the preceding 20 trading days. The Rights are not exercisable until the Separation Time.

          TRADING OF RIGHTS. Until the Separation Time, the Rights will be evidenced by the outstanding certificates for Common Shares and the Rights may be transferred with, and only with, the Common Shares. Until the Separation Time (or earlier termination or expiration of the Rights), the surrender for transfer of a certificate representing Common Shares will also constitute the transfer of the Rights associated with the Common Shares represented by the certificate. As soon as practicable following the Separation Time, separate certificates evidencing the Rights ("Rights Certificates") will be mailed to holders of record of Common Shares as of the close of business at the Separation Time and the separate Rights Certificates will thereafter evidence the Rights.

          SEPARATION TIME. The Rights will separate and trade apart from the Common Shares and become exercisable at the Separation Time. "Separation Time" is defined generally to mean the close of business on the tenth trading day, or such earlier or later business day as may be determined by the Board of Directors, following the earlier to occur of (i) the "Stock Acquisition Date" (which is generally the date that a Person, together with its Affiliates and Associates and anyone with whom it is acting in concert, acquires 20% or more of the Voting Shares of the Corporation and thereby becomes an "Acquiring Person") or (ii) the commencement of, or first public announcement of the intention of any person (other than the Corporation or any subsidiary of the Corporation) to commence, a Take-over Bid (other than a Permitted Bid or Competing Permitted Bid).

          FLIP-IN EVENT. Following the date that a transaction in or pursuant to which a person has become an Acquiring Person has occurred (a "Flip-in Event"), a Right will convert into the right to purchase, upon exercise, one Common Share of the Corporation at 50% of the average closing price of the Common Shares on the principal stock exchange on which the Common Shares are listed during the preceding 20 trading days. However, any Rights Beneficially Owned by an Acquiring Person (including such person's Associates and Affiliates and persons with whom it is acting in concert), or by any direct or indirect transferees of such a person, will be void. A Flip-in Event would not be caused by an Exempt Acquisition, a Permitted Bid Acquisition, a Pro Rata Acquisition or a Voting Share Reduction, each as defined in the Rights Agreement.

          PERMITTED BID AND COMPETING PERMITTED BID. A "Permitted Bid" and a "Competing Permitted Bid" are defined in the Rights Agreement. Essentially, a Permitted Bid is a Take-over Bid made by a way of a formal bid in compliance with applicable securities legislation in any jurisdiction where 5% or more of the Voting Shares are held, subject to any exemption ordered or granted for purposes of uniformity or otherwise, and which also complies with certain additional provisions, including the following:

          (i) the Take-over Bid is made for all Voting Shares to all holders of record of Voting Shares as registered on the books of the Corporation and the Take-over Bid does not expire until at least 60 days following the date the Take-over Bid is made; and

          (ii) the Take-over Bid provides that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid unless the Voting Shares of Independent Shareholders deposited or tendered to the Bid and not withdrawn, constitute at least 50 percent of the Voting Shares outstanding.

          REDEMPTION. At any time prior to the later of the occurrence of a Flip-in Event, the Board of Directors, with shareholder approval, may redeem the Rights in whole (but not in part) at a redemption price of $0.00001 per Right, subject to appropriate adjustment in certain events. The redemption of the rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors may establish.

          WAIVER. The Board of Directors may, prior to the occurrence of a Flip-in Event, determine to waive the application of the Flip-in Event provisions to a bid made by way of take-over bid circular to all shareholders (an "Exempt Acquisition") that would otherwise be subject to those provisions. The Board of Directors may also waive the application of the Flip-in Event provisions to a Flip-in Event where the Acquiring Person became such by inadvertence and where such Acquiring Person has reduced his Beneficial Ownership of Voting Shares such that at the time of waiver he is no longer an Acquiring Person and may also waive the application of the Flip-in Event Provisions where the Acquiring Person has entered into an agreement with the Corporation to reduce its Beneficial Ownership within a specified period of time so as no longer to be an Acquiring Person.

          AMENDMENTS. The Corporation may from time to time amend the provisions of the Rights Agreement and the Rights in order to make such changes as the Board of Directors, acting in good faith, may determine are necessary or desirable. Such amendments will be effective on adoption by the Board, but will require ratification at the next meeting of shareholders to remain in effect, except that any amendment, variation or deletion made on or after the later of the Stock Acquisition Date and the Separation Time which would materially adversely affect the interests of the holders of Rights generally may not be made without the prior consent of such holders given at a meeting of the holders, and will not be effective until such consent is given.

          The Board of Directors, acting in good faith, may also amend the Rights Agreement from time to time in any of the following ways, in which case shareholder ratification will not be required: (A) in order to make such changes as may be necessary or desirable as a result of any change in any applicable legislation or regulations or the published policies of securities regulatory authorities or in the interpretation or administration thereof and which do not adversely affect the interests of holders of Rights to a greater extent than is reasonably required in order to reflect such change; or (B) in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any of the other provisions herein or otherwise defective or impractical; or (C) in order to increase or decrease the Exercise Price of $70 (as previously adjusted, if applicable) at any time prior to the Separation Time.

          PROTECTION AGAINST DILUTION. The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Common Shares (ii) upon the grant to holders of Common Shares of certain rights or warrants to subscribe for Common Shares or convertible securities at less than the current market price of the Common Shares or (iii) upon distribution to holders of Common Shares of evidences of indebtedness, cash (excluding regular periodic cash dividends).

          RIGHTHOLDER NOT A SHAREHOLDER. Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Corporation including, without limitation, the right to vote or to receive dividends.

          DECLARATION AS TO NON-CANADIAN AND NON-U.S. HOLDERS. If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by the Rights Agreement would require compliance with the laws of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith may take such actions as it deems appropriate to ensure that such compliance is not required. Any obligation of the Corporation or action or event contemplated by the Rights Agreement is subject to applicable law and to the receipt of any requisite approval or consent of any governmental or regulatory authority.

          TERM. Generally, the Rights Agreement and the Rights issued thereunder will terminate in 2000, unless the Corporation's shareholders, at their annual meeting held in 2000, approves the reconfirmation of the Rights Agreement. If that reconfirmation is so approved, the Rights Agreement and the Rights issued thereunder will terminate in July 2002.

          The description of the Rights set forth herein may be included in a form of prospectus subsequently filed by the Corporation pursuant to Rule 424(b) under the Securities Act of 1933, in which case such prospectus shall be deemed to be incorporated by reference into the registration statement to which it pertains.

          A copy of the Shareholder Rights Plan Agreement between the Corporation and the Rights Agent specifying the terms of the Rights, which includes as Attachment 1 the Form of Rights Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights does not purport to be complete and is qualified in its entirety by reference to such Exhibit 1.

     Item 2.  Exhibits.

     No.      Document
     ---      ------------------------------------------------------------
     1        Shareholder Rights Plan Agreement dated as of April 2, 1997, which includes, Attachment 1 thereto, the form of Rights
              Certificate (incorporated by reference to Schedule B to the Corporation's definitive proxy statement, as filed with the Securities and Exchange Commission, with respect to the Corporation's annual meeting of shareholders on June 5,
              1997).

     SIGNATURE


     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

     Dated:  May 15, 1998          GOLD RESERVE CORPORATION

                                   By:  s/ Robert A. McGuinness
                                        -----------------------------------
                                        Robert A McGuinness, Vice President
                                          Finance and CFO

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